

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 9, 2009

Mr. Charles Y. Tanabe
General Counsel
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Re: Liberty Media Corporation
       Preliminary Proxy Materials on Form PreR14A
       Filed on October 1, 2009
       File No. 1-33982

Dear Mr. Tanabe:

        We have reviewed your filing and have the following comments. Please amend the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide a plain English summary of the terms of the proposed settlement agreement and provide a cross-reference to more detailed disclosure of the terms of the proposed settlement agreement in the body of the prospectus. Provide the more detailed disclosure under "Legal Proceedings Regarding the DTV Business Combination" on page 136.

2. We note your disclosure on pages 37-40 and pages 173-202 that certain provisions and stockholder rights contained in Holdings' charter and bylaws are "subject to certain events that would result in the termination of this right." Please clarify that these rights are pursuant to the settlement agreement and will become null and void if the settlement agreement does not receive court approval by June 10, 2010.

* * * * *

As appropriate, please revise your preliminary proxy materials in response to these comments. You may wish to provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Renee L.Wilm, Esquire
          via facsimile, 212-259-2503